Confidential Treatment Requested by DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P.
[Omissions Subject to Confidential Treatment Request are Designated as [***]

July 3, 2013

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     DuPont Fabros Technology, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
File No. 1-33748
DuPont Fabros Technology, L.P.
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
File No. 333-165465-17

Dear Mr. Gordon:

Reference is made to your letter, dated June 19, 2013, regarding comments made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2012. This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P. (the “Company” or “we”) together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Impairment Evaluation, page 48

1.
We have reviewed your response to comment 1. Please tell us your forecast or budget for NJ1 when it opened in the fourth quarter of 2010 including expectations for when this space would be fully leased or out of the lease-up period.

COMPANY RESPONSE: When we opened NJ1 Phase I in the fourth quarter of 2010, our expectation was that this data center would be fully leased in two years (i.e. - the fourth quarter of 2012). Our forecast anticipated that NJ1 Phase I would be cash flow positive in Q3 2011 and that cash flow would exceed depreciation in Q2 2012. [***].

Confidential Treatment Requested by DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P.
[Omissions Subject to Confidential Treatment Request are Designated as [***]

2.
In addition, tell us how long the lease up period was for ACC4, ACC5, ACC6, CH1 Phase 1 and 2, and SC1 Phase 1. These properties appear to have been put into service in the past six years and a majority of them are fully leased.

COMPANY RESPONSE: The leases commenced period for the aforementioned properties was as follows:

ACC4 Phase I         1 month
ACC4 Phase II     21 months
ACC5 Phase I        8 months
ACC5 Phase II    4 months
ACC6 Phase I        13 months

ACC6 Phase II	We project that all leases will commence within 8 months of opening
CH1 Phase I        28 months
CH1 Phase II         We project all leases will commence within 16 months of opening
SC1 Phase I         81% commenced as of June 30, 2013 which is 22 months after opening

3.
We also note that you believe the forecasts of cash flows demonstrate that the carrying value of NJ1 Phase 1 will be fully recovered well in advance of the estimated useful life of NJ1 Phase I, which is over in 2040. As requested in our prior comment, please provide details of your analysis including your significant assumptions with regards to leasing. If you remained at 39% please tell us if your property would be impaired.

COMPANY RESPONSE: NJ1 had an operating [***] for the year ended December 31, 2012, and has had an [***] in each period since it was placed in service in the fourth quarter 2010. [***]. During the lease-up of a data center, [***] are expected and are not unusual. Therefore, during the lease-up period, [***] are not considered an indicator of impairment. Further, although NJ1 Phase I is yielding [***]. Since our leases are triple-net, the only risk to recovery of NJ1 Phase I is lease-up as all operating expense increases are passed through to the tenants. Although management does not believe indicators of impairment exist, we performed further analysis on this property to validate our assumptions.

Our two-year plan (as of January 21, 2013) projects full lease-up of NJ1 Phase I in [***]. We are currently projecting sufficient demand to fully lease NJ1 Phase I. Tier 1 Research in their December 2012 report titled “North American Multi-Tenant Datacenter Supply” noted that the New York City metro-area market, which NJ1 Phase I is located in, will have an increase in demand of 16% in 2013 versus an increase of supply of 8%. In 2014, the Tier 1 report estimates that demand will increase 15% while supply will increase only 8%. This forecast supports the lease-up of existing vacant space in the New York City metro-area market. We are experiencing increased interest from potential tenants in the NJ1 Phase I facility since Hurricane Sandy, during which the facility remained operational at all times despite a loss of utility-provided electricity for 100 hours. Given that our projected lease rates are tracking to market rates, we would need to lease only approximately an additional [***] MW's of critical load to recover the carrying value of NJ1 Phase I over its remaining estimated useful life, which equates to NJ1 Phase I being [***]% leased as compared to 39% leased as of today. NJ1 Phase I's projected cash flow for the next three years (based on our January 21, 2013 two-year plan) is as follows:

2013 - $[***] million
2014 - $[***] million
2015 - $[***] million

Confidential Treatment Requested by DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P.
[Omissions Subject to Confidential Treatment Request are Designated as [***]

Annualized cash flow as of Q4 2015 is expected to be $[***] million, assuming that NJ1 Phase I is 100% leased at that point. The Company's forecasts of cash flows do not demonstrate continued operating losses at NJ1 Phase I. Assuming annualized cash flow of $[***] million for 2016 and beyond, the carrying value of NJ1 Phase I of $191.6 million as of December 31, 2012 will be fully recovered in [***]. This assumes renewals at existing rates as the average remaining lease term at NJ1 Phase I as of December 31, 2012 was [***] years. The estimated useful life of NJ1 Phase I runs through 2040.

Lease-up at NJ1 has been slower than our other markets. In our other markets, we were able to attract a number of Internet and technology-based firms, which are not present in the New York metro-area market, in part due to the higher costs of locating in New Jersey versus our other markets. When we were planning and developing the NJ1 Phase I facility, we expected that our target client base would consist of financial firms and other enterprise companies. We believe that both of these segments have been negatively impacted by the financial crisis, which we believe has resulted in slower decision making on data center space. We believe that these factors have contributed significantly to the revision of our original 24-month lease-up projection.

Based on the aforementioned discussion, Company management concluded that NJ1 Phase I was not impaired as of December 31, 2012. We acknowledge that, if NJ1 Phase I were to remain only 39% leased at current rental rates over its remaining life, it would be impaired.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 478-2333 in connection with questions or comments concerning the above response. Thank you for your attention to this matter.

Very truly yours,

/s/ Jeffrey H. Foster

Jeffrey H. Foster
Chief Accounting Officer